EXHIBIT 99.10

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2019, and any amendments thereto (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statement on Form S-8 (Registration No. 333-162546) of Silvercorp Metals Inc. filed with the SEC (the “Form S-8”).

We hereby consent to the use of our firm’s name and references to, excerpts from, and summaries of, the following report in the 40-F, the AIF, the MD&A and Form S-8:

Technical Report titled “Ying NI 43-101 Technical Report, Silvercorp Metals Inc., Henan Province, China” dated effective December 31, 2016, and signed on February 15, 2017.

/s/ AMC Mining Consultants (Canada) Ltd

AMC Mining Consultants (Canada) Ltd
June 21, 2019